

123 Zeehaus Way
San Francisco, CA, 94158
$300
Invest
zeehaus

INVEST IN **ZEEHAUS**

Patented platform to help achieve homeownership through sharing equity and partnerships!

LEAD INVESTOR



Eve Wells

Zeehaus is tackling one of the biggest issues facing our communities: housing affordability. I invested in the company because I believe in their mission to make homeownership affordable and as well as in creating a transparent, fair, and digital way to invest and co-own an owner-occupied home that is not possible today. Existing crowdfunding offerings and real estate investment opportunities offer similar business models to seek money to buy properties (which lacks transparency), turn them into rental homes, and distribute dividends, but that always requires significant overhead in management and servicing of rental or Airbnb properties. I believe Zeehaus co-ownership model and technology will lead to a new movement to disrupt how real estate ownership and investment should be done, as right now it is no longer possible for many younger buyers and people serving our communities to purchase a home. An innovative solution in creating a new ecosystem for buying 5% of a home is the solution since buyers need to give appreciation to investors in exchange for lowering housing payment. For real estate investors, this model enables investment in residential homes transparently without having to worry about where your money is

residential homes transparently without having to worry about where your money is.

Invested $12,000 this round

zeehaus.com San Francisco CA Marketplace

Featured Investors



Eve Wells

Syndicate Lead

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Zeehaus is tackling one of the biggest issues facing our communities: housing affordability. I invested in the company because I believe in their mission to make homeownership affordable and as well as in creating a transparent, fair, and digital way to invest and co-own an owner-occupied home that is not possible today. Existing crowdfunding offerings and real estate investment opportunities offer similar business models to seek

money to buy properties (which lacks transparency), turn them into rental homes, and distribute

Read More ⌄

Invested $12,000 this round

Highlights

1. We turn a property into affordable home by our patented sharing equity between buyers and investors
2. $1.6M raised from ~2000 investors & $12M in committed funds from CIBC Bank for property purchases
3. Combining investment & owner-occupied home lets us earn recurring service fees without managing them
4. Grew revenue from $0 to $250K, with ~$1M revenue in the pipeline from ~50 homes in San Francisco
5. Accepted into the AWS FinTech Accelerator, a top networking program for the Top 50 Fintech companies
6. Formed partnerships to license our platform in Taiwan & Germany with significant revenue expected
7. Investors can get nonprofit housing tokens that will fund property purchases & solve housing issues
8. Click & Invest with transparency (which most investments are lacking) & help buyer at the same time

Our Team



Justin Lee Founder, CEO

Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with extensive real estate & finance experience. Previously worked at Deloitte & Accenture. Graduate of Cornell University with bachelor degree in EE

We wanted to make homeownership more affordable again. The founder could not purchase his own home due to skyrocketing home prices. Now, high mortgage rate is making buying and investing in real estate even more difficult.



Jeff Lim Head of Strategy

Responsible for planning, strategy, and fundraising. Jeff has extensive experiences working with a globally networked team of M&A and capital raising specialist that enable rapid growth or unlocking latent value



Karl Schutte Head of Finance

Responsible in co-ownership financial analysis and forecasting, Karl is based in Australia and specializes in financial planning, forecasting, capital raising both equity and debt, M&A services



Jose Pecho Advisor & Partner

Jose is the president of the San Francisco Filipino-American Chamber of Commerce, advocating for sound social justice issues & economic development and also a broker in commercial real estate with venture capital experience.

Invest in a mission that creates affordable homeownership through end-to-end platform and digital assets!


Hello from Zeehaus!
We cut residential properties into bite-sized chunks everyone can afford!
zeehaus
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Price
$300
Invest
More Options

Why Zeehaus?

Zeehaus is an innovative platform that **digitize properties** with a focus on enabling **affordable homeownership**, helping buyers achieve homeownership with 5% equity & lowering the monthly payments in exchange of **sharing home equity** with investors.

We aim to solve one of the biggest problems facing our community: **housing affordability**.

In addition, we have a plan to create a new ecosystem that (1) digitize entire real estate transactions and license our technology and (2) issue our digital tokens.

Are you ready to disrupt the world of real estate and digital assets? Look no

Are you ready to disrupt the world of real estate and digital assets? Look no further than Zeehaus – the groundbreaking platform that empowers us to turn a property into an affordable homeownership. With our proprietary technology, we're reshaping the market and inviting you to join us.

We are loved by local communities, governments, nonprofits, and social impact investors, as we are creating an innovative and digital solution to the housing crisis.



Equity sharing enables more affordable home-buying through proprietary technology & lower housing costs without a mortgage, while giving opportunities to investors
zeehaus
zeehaus
The digital platform to buy, sell, and invest in real estate.
Our Mission
Macbook Pro

The Status Quo is Broken – Let's Fix It Together

The current real estate market is riddled with challenges. Sky-high mortgage payments and the exorbitant 20% down payment requirement prevent most aspiring homeowners from achieving their dreams. Existing solutions like down-payment assistance and lease-to-own programs do not address the issue with high monthly costs, leaving a void in the market.

Zeehaus steps in as the catalyst for change.

A win-win proposition: We're here to bridge the gap between eager homebuyers and forward-thinking investors. By purchasing 5% equity in a

house, buyers not only unlock affordable homeownership but also benefit from reduced monthly payments and an opportunity to buy the full property.



With housing affordability near an all-time low, high mortgage rates, and economic uncertainty ahead, only the wealthy can afford to purchase a home.
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Price
$300
Invest

Existing Affordable Housing Solutions are Not Enough

The government is investing significant resources and money into different models: down-payment assistance, lease-to-own, and below-market-housing, with limited success.

Process of Buying or Selling a Home is Cumbersome

Homebuyers and sellers often go through several websites, tons of emails, phone calls, and endless paperworks during a real estate transaction.

Housing Problems our Communities are Facing



Existing support models
Below-market housing: No buyer wealth generation & middle-income hard to qualify
High threshold & competition
Cash buyers & real estate funds are gobbling up homes, reducing supplies

- **Down-payment assistance**: Does not address the high monthly costs
- **Lease-to-own**: Buyers almost never end up owning property or accumulating equity

- Buyers do not have down payments and need to pool funds
- Low FICO, high DTI and high mortgage rates are additional challenges

It is Time for Drastic Change and Bold Innovation

Future generations and people serving the communities will likely not be able to catch up to increases in property prices and housing costs. We believe that buying and investing in a portion of a home is the best & likely only way to make homes affordable, as property value will continue to appreciate and the population will continue to grow in the next 10-20 years while incomes from middle-class and low-income earners will not catch up.

New Ecosystem for Real Estate

Cash Offer

Leveling the playing field with cash offer, big corporations goggling up the already limited inventory

Sustainable

Complementary to traditional affordable housing model, equity sharing is sustainable and scalable

Digital Transactions

We provide a digital platform for agents, buyers, sellers, escrows, and investors to conduct a transaction

Gen Z & Millennials

Like Airbnb and Amazon marketplace, the mission is to create a new ecosystem for affordable ownership for buyers

Flexible Ownership

Homeownership doesn't have to mean 100% owner, and fractional selling is also much less costly

New Way to Invest

A new and transparent way to invest in owner-occupied homes and a new ecosystem like the mortgage market

The Solution: Combine Investment Property with Owner-Occupied Homes into One!

While sharing equity among friends and family is nothing new, Zoehous takes

While sharing equity among friends and family is nothing new, Zeehaus takes it to a whole new level. We have revolutionized the co-ownership process, creating a streamlined and secure digital platform that connects homebuyers with multiple investors. It's a breakthrough approach since creating a scalable, simple, and fair ownership process requires an end-to-end integrated solution and digital platform.

- *Solution to housing crisis is to enable young people to afford to buy a home. Building more apartments or homes without a path to ownership is not enough!*

Our Secret Sauce: Property Managed by Buyers

Uniquely differentiated from other real estate platforms, Zeehaus earns recurring service fees without having to manage the property physically as each equity sharing property is an investment and owner-occupied home (homeowner is responsible for property upkeep) at the same time, thus enabling Zeehaus to scale an efficient business model with our patented technology!

Our platform takes care of complexities such as legal documents, funding, ownership management, and property sale.


A Win-Win-Win Model
Homeownership for Buyers
Generate wealth starting with 5% not possible with current affordable options
Investors Share Profits
Invest in actual equity, receive cash flow with appreciation potential
Highly Scalable
Without having to 'manage' properties, Zeehaus can expand and scale
Lower Housing Costs
Buyers pays much lower
Social Impact
Investors help buyers who
Long Term ARR
Each property Zeehaus helps

impacted by rising rates | home as owners, not renters | term recurring revenue

Forward-looking projections cannot be guaranteed.

Competition

Other fractional ownership platforms or real estate companies focus on buying rental or vacation properties, leasing them out, and collecting rents & management fees while taking on responsibilities of significant labor, overheads, uncertainty, and costs in property management and maintenance.

More importantly, none of them helps buyers or makes homeownership affordable.

In fact, they make it less affordable.

Many platform have tried fractional ownership, with a few co-ownership platforms, and there are many REITs and rental platforms. No other entity has dedicated the necessary time, determination, and resources to develop a sustainable way to solve our housing crisis.

David vs. Goliath: Together, We Can Prevail

The housing market is under siege by large equity funds gobbling up residential properties.

These behemoths, like Blackstone and other real estate investment giants, are driving up prices, taking away limited housing inventory, and diminishing opportunities for aspiring homeowners.

Zeehaus stands as a powerful shield, protecting the dreams of countless Americans by reshaping the landscape of affordable homeownership.

We believe that Zeehaus is the only


zeehaus


the technology to work with owner-occupied residential properties without having to manage labor-intensive property maintenance and costly upkeeps.
123 Zeehaus Way
San Francisco, CA, 94158
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Features
Status
For Sale
Year built
2004
Days on Market
27 Days
Area
1500 Sq. Ft.
$300
Invest
zeehaus

The Millennial Market

With millennials leading the charge as the largest group of homebuyers today, the demand for affordable housing has never been greater. Gen Z is following close behind, eager to make their mark in the real estate market.

Zeehaus is perfectly positioned to meet these needs and seize the enormous opportunities that lie ahead.

We're focused on the colossal US residential properties market, valued at a staggering $8.6 trillion. By 2027, this figure is projected to soar to $12.2 trillion!

With our innovative platform and forward-thinking approach, you can be at the forefront of this incredible growth.

In our first focused state, California, one million more middle- to moderate-income buyers can afford to buy a home using our homeownership model!

Market Opportunities for Homebuyers

HOMES	CALIFORNIA	TEXAS
142M	5.9M	3.8M
Total occupied homes in US 2021	Total rental households in CA	Total rental households in TX

44M

Number of US properties occupied by renters

1M

Renters likely can benefit as equity sharing homebuyers

1.1M

Renters likely can benefit as equity sharing homebuyers

zeehaus

Approved Patent: Patent for equity sharing technology and buy-own-sell process was granted in 2022 by the US Patent Office. Patented technology also includes our "Click & Invest" model for investors to purchase "shares" of residential properties.

Google Patents

Method and system for equity sharing of a real estate property

Abstract

A method for equity sharing of a property, equity sharing of a property, the method including: receiving details of a property inputted by a user; short listing the property for funding once score of the property is greater than a threshold; dividing the property into a plurality of equity shares, wherein each equity share indicates a fraction of ownership of the property; determining equity rate, wherein the equity rate is rate for each equity share; receiving an input from an investor searching for the property; providing option to the investor to purchase one or more equity shares; receiving indication of number of equity shares to be purchased by the investor; determining amount to be paid by the investor based on number of equity shares and the equity rate; transferring the amount to a trust; and storing ownership data including fractional ownership of the investor based on number of equity shares purchased by the investor.

Images (35)



Classifications

G06Q40/04 Exchange, e.g. stocks, commodities, derivatives or currency exchange

View 3 more classifications

US11244413B2
United States

Download PDF | Find Prior Art | Similar

Inventor: Justin Lee, Abhijeet Misra, Prateek Gupta

Current Assignee : Zeehaus Inc

Worldwide applications

2018 US 2019 WO

Application US15/920,241 events

2018-03-13	Application filed by Zeehaus Inc
2018-03-13	Priority to US15/920,241
2018-03-13	Assigned to Zeehaus Inc.
2019-09-19	Publication of US20190287195A1
2022-02-08	Application granted
2022-02-08	Publication of US11244413B2
Status	Active
2038-04-21	Adjusted expiration

*Image is from actual Zeehaus patent page from Google Patent site: https://patents.google.com/patent/US11244413B2/

Our Business Model

We expect to realize a variety of revenue streams leveraging our proprietary

equity sharing platform throughout the entire lifecycle (10 years is a typical term) of the property purchase, recurring service revenue, trading of property shares, sale of properties, external licensing revenue, and agent referral fees.

Our Revenue Model

Revenue Type	Who Pays	How to Collect
Application fee	**Buyer**	Each equity sharing property will generate a one-time processing fee between $1,500 to $2,500
Recurring service fee	**Buyer**	Our main revenue source will be a recurring revenue, based on a percentage (~15%) of the monthly payment a homebuyer pays to investors, for up to the entire 10-year ownership
OEM & Licensing Fee	**Platform**	We charge a recurring licensing fee when we help customize & allow innovative real estate partners to provide services using our white-label solutions
Agent referral fee	**Agent**	We plan to charge a 'finder's fee' when introducing buyers & sellers to real estate agents using our Agent platform

zeehaus

Our Vision and 3-Phase Roadmap to Asset Digitalization

- Enable affordable homeownership
- Digitize real estate transaction
- Create digital tokens

3-Phase to a New Digital Ecosystem

Phase 1	Phase 2	Phase 3
B2B	B2B	B2C
Affordable Homeownership	Digital Real Estate Platform	Digital Token and Nonprofit Fund
Low-interest rate loans to help first responders and teachers. Use our patented Equity	OEM: Expand our digital end-to-end real estate platform technology to	To be issued by a nonprofit entity; funds will be used to buy homes while profits will

patented Equity Sharing ownership to lower housing costs

technology to additional markets and earn license fees

homes while profits will be used to support housing projects

Profitability Analysis Based on a $1M Property



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$2,659
$6,109
$9,559
$13,009
$16,459
$19,909
$23,359
$26,809
$30,259
$33,449
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8
YEAR 9
YEAR 10
Application Fee
Monthly Service Fee
Sale Fee
Cumulative Net Profit

$33,449

Estimated 10-Year total profits (one property) under Zeehaus Equity Sharing Ownership

Forward-looking projections cannot be guaranteed.

Why Invest in Zeehaus Now?

Sustainable Solution: We provide a solution to the housing crisis, which is one of the most important issues facing our community

High-Margin: We believe we will be able to generate long-term recurring revenue (ARR) for properties with high gross margin

Future Plan: We aim to be the go-to platform for real estate and asset digitalization, with innovative technology to streamline transactions

Valuation Increase: We think our valuation will increase as we help complete more properties. We increase our revenue from $0 to $250K in 2023

Social Impact: Drive a change as drastic action is needed to make buying a home possible again as incomes cannot keep up with rising costs & property prices

B2B Model: We first are generating traction by working with lenders, social funds, and other real estate companies to drive our growth, then focus on B2C model

We provide a true sustainable solution to housing crisis!

Zeehaus is the first and only platform that enables direct investment in owner-occupied homes ("equity sharing property"), using our simple, secure, and patented platform.

- Each equity sharing property has a keyholder (homebuyer) and one or more investors
- Investors do not need to worry about tenants not properly maintaining rental or vacation properties or investing in real estate funds that lack transparency.



Comparison between mortgage loan & equity sharing payments
Estimated Monthly Payment Saving (based on 6% mortgage): 44%
Assumptions:
• $1M Property Price
• Buyer Initial Equity: 5%
• Buyer pays 2% annually (rent)
• Buyer purchases 1% equity annually
$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$-
Total: $6,776
Mortgage Principal $945.73
Mortgage Interest: $4,750.00
Property Tax & Insurance: $1,080.50
Total: $3,893
Zeehaus Service Fee, $208.33
Additional Equity Purchase: $833.33
Investor Rent Payment: $1,770.83
Property Tax & Insurance: $1,080.50
Mortgage Payment
Equity Sharing Payment

Forward-looking projections cannot be guaranteed.

Our Traction & Roadmap

Our platform has already made waves in San Francisco, and we've also tested a property in the vibrant market in Santa Fe, NM.

Revenue Growth: Our revenue is increased from $0 to **$250K** in 2023, and we expect to grow significantly next year!

- ~$1M revenue in the pipeline: With ~50 units expected in San Francisco initially, it is estimated to bring ~$1M in revenue during the ownership period. We hope to facilitate at least 80 properties in the next 12 months.

Phase 1 (B2B):

- **Banking partners & low-interest loans**: We are completing purchases of 10 properties in San Francisco. Our **go-to-market** approach is working with banks with CRA (Community Reinvestment Acts) mandates to originate affordable loans to moderate- and low-income families, as well as with social impact funds. We are able to access the needed capital quickly to help teachers and first responders get a **low-interest rate** loan or investment to **grow our business**.

- **OEM & license revenue**: *We are working with innovative real estate companies in **non-US markets** to license our integrated platform to help them connect buyers, issuers, builders, and investors.* We now have multiple agreements to license our real estate platform in Germany and Taiwan.

Phase 2 (B2B):

- OEM & license expansion: We expect to expand our digitalization strategy to streamline the entire real estate transactions and expand the effort to license our technology, with a focus on non-US markets.

- Looking ahead, our expansion plans include communities such as Los Angeles, Dallas, Seattle, Phoenix, New York, Oregon, Nevada, and Colorado. Stay tuned as we bring our transformative vision to these dynamic markets.

Phase 3 (B2C):

- We plan to open up to retail users and investors.
- We also hope to issue our nonprofit digital tokens with 100% of the proceeds used to purchase properties and solve the housing crisis.
- The new **digital token** will be managed by a separate nonprofit and not part of the Zeehaus entity. Zeehaus, however, is poised to benefit from the real estate funds from the token sale.


7-Year Revenue Projections
Based on a $1M Property
$157.7M
Year-7 revenue projection, based on units of properties
$180M
$160M
$140M
$120M
$100M
$80M
$60M
$40M
$20M
$M
Units 80
Units 300
Units 600
Units 1,600
Units 3,000
Units 5,000
Units 8,000
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
Application Fee
Monthly Service Fee
Investor Fee
Units

> *Disclaimer: This model is future projection, not guarantee.*


Today
2023 & 2024
2025 & Beyond
Completed
✓ Worked legal expert to create the framework
✓ Platform works with rehab, loan, and shared equity
✓ Mobile app is live
✓ Partnership with
Our Priority
❑ Establish partnerships with local governments and lenders
❑ APEC CEO Summit
❑ Obtain additional property funding
❑ Work with non-US
Roll Out Program
❑ Continue forming partnerships with governments and banks to support our programs
❑ Expand into additional states
❑ Digitize additional
Investment Commitment
123 Zeehaus Way, San Francisco, CA, 94158
Steps to Complete Investment
Offering Terms


CIBC Bank USA
✓ Patent approved by USPTO
platforms to license our technology
assets
❑ Plan to execute Phase 2 & Phase 3
Investment Metrics
zeehaus

Forward-looking projections cannot be guaranteed.


Teacher, First Responder, Workforce Housing
Immediately make a tremendous difference to help recruit and retain teachers, police officers, and city workers with an affordable homeownership and much lower monthly payments
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Features
Macbook Pro
zeehaus

Please check out our platform at Zeehaus.com and see how we plan to leverage our unique technology and business model to shape the future of real estate and help make homeownership affordable again!

Investor Perks

No-fee real estate investment: Zeehaus equity investors will have opportunities to invest in ownership shares for properties posted on Zeehaus.com without a fee!

- Invest $500, receive no-fee property investment on Zeehaus.com for 1 year
- Invest $1,000, receive no-fee property investment for 2 years

- Invest $1,000, receive no-fee property investment for 2 years
- Invest $2,500, receive no-fee property investment for 3 years
- Invest $5,000, receive no-fee property investment for 6 years
- Invest $10,000, receive no-fee property investment for 10 years
- Invest $25,000, receive no-fee property investment for life

In addition, we are giving early Zeehaus investors utility tokens (subject to listing of the token on a major crypto exchange) for a very limited time, as only a small number of tokens can be given away since we need to maintain the asset-backed economics of the tokens:

- Invest $500, receive **100 nonprofit housing tokens**
- Invest $1,000, receive **250 nonprofit housing tokens**
- Invest $2,500, receive **700 nonprofit housing tokens**
- Invest $5,000, receive **1,500 nonprofit housing tokens**
- Invest $10,000, receive **3,500 nonprofit housing tokens**
- Invest $25,000, receive **6,000 nonprofit housing tokens**

Don't Miss Your Chance to Shape the Future of Real Estate

Zeehaus is not just a company – **it's a movement.** We've meticulously crafted a business model that is legally sound and financially promising. With our cutting-edge technology and unwavering commitment, we're poised for explosive growth.

By becoming an investor in Zeehaus, you gain exclusive access to a variety of revenue streams throughout the entire lifecycle of property ownership.

It's time to make a difference. Join the movement to create sustainable &

affordable homeownership!

Downloads

Zeehaus 3-Pager for Community.pdf